SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 1)

                      Diversified Product Inspections, Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    255323107
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 2004
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             (Date of Event Which Requires Filing of This Statement)
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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
                       (Continued on the following pages)

                              (Page 1 of 15 Pages)

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CUSIP No. 255323107
                                      13D                  Page  2  of  15 Pages
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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Jan Telander
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  /  /
            (b)  /  /
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  /  /
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                     Sweden
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   NUMBER OF       7    SOLE VOTING POWER
     SHARES                      0
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                    8,159,475
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                   9    SOLE DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                    8,159,475
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    8,159,475
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      37.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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
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CUSIP No. 255323107
                                      13D               Page  3  of  15 Pages
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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                EIG Capital, Ltd.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)    /  /
           (b)    /  /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)    /  /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Belize
--------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
     SHARES                     0
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                    4,445,815
--------------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                    4,445,815
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    4,445,815
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      23.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

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CUSIP No. 255323107
                                      13D               Page  4  of  15 Pages
--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                EIG Venture Capital, Ltd.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)    /  /
           (b)    /  /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  /  /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                     Belize
--------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                              4,125,815
--------------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                              4,125,815
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    4,125,815
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      21.6%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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
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CUSIP No. 255323107
                                      13D               Page  5  of  15 Pages
--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Sofcon Ltd.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)    /  /
           (b)    /  /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                                 OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)   /  /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                     Belize
--------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                    3,542,360
--------------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                    3,542,360
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    3,542,360
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      16.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
------------------------------------------------------------------------------

The Statement on Schedule 13D filed by Jan Telander on February 3, 2004 is amended in its entirety to read as follows:

Item 1.     Security and Issuer.
      (a) This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Diversified Product Inspections, Inc., a Florida corporation (the "Company").

      (b) The principal executive offices of the Company are located at 3 Main Street, Oak Ridge, Tennessee 37830.

Item 2.     Identity and Background.
      (a) This Statement on Schedule 13D is being jointly filed by Jan Telander ("Telander"), EIG Capital, Ltd., a Belize corporation ("EIG Capital"), EIG Venture Capital, Ltd., a Belize corporation ("EIG Venture") and Sofcon Ltd., a Belize corporation ("Sofcon" and collectively with Telander, EIG Capital and EIG Venture, the "Reporting Persons").

      (b) The business address of each of the Reporting Persons is 60 Market Square, Belize City, Belize.

      (c) EIG Capital is the sole stockholder of EIG Venture and EIG Capital Investments, Ltd., a Belize corporation which is not a Reporting Person, but which beneficially owns an aggregate of 320,100 shares of Common Stock. EIG Capital may therefore be deemed to beneficially own all of the securities owned by EIG Venture and EIG Capital Investments, Ltd. Telander is the President and a director of each of EIG Venture and Sofcon and a director of EIG Capital, Ltd. and may therefore be deemed to beneficially own all of the securities owned by each of these entities.

      (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

      (e) Telander is a citizen of Sweden. Each of EIG Capital, EIG Venture and Sofcon is a Belize corporation.

Item 3.     Source and Amount of Funds or Other Consideration.
      The shares of the Company's Common Stock acquired by the Reporting Persons were acquired during the period from 2000 to October 2004 in open market purchases, as consideration from the Company for providing an equity line of credit to the Company and through the conversion of convertible notes of the Company issued as a result of investments made by the Reporting Persons in the Company with the internal funds of the Reporting Person directly making such investment. In addition, Sofcon holds currently exercisable warrants to purchase an aggregate of 2,777,778 shares of the Company's Common Stock issued to it as additional consideration in connection with purchases of the Company's convertible notes and the provision of an equity line of credit to the Company.

Item 4.     Purpose of Transaction.

      The Reporting Persons acquired the all of the shares of Common Stock reported herein as beneficially owned by them for investment purposes only.

      Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those enumerated above.

      Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own the number of shares of the Company's Common Stock representing the percentage of the Company's outstanding common stock set forth opposite the name of the Reporting Person below:

        Name of               Number of Shares                   Percentage
      Reporting Person       Beneficially Owned            of Outstanding Stock


      Telander                8,159,475                          37.2%

      EIG Capital             4,445,815                          23.2%

      EIG Venture             4,125,815                          21.6%

      Sofcon                  3,542,360                          16.2%

      (b) Each of the above Reporting Persons shares the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares reported as beneficially owned by such Reporting Person

      (c) No transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.     Material to be Filed as Exhibits.

1.    Joint Filing Agreement among the Reporting Persons, dated April 4, 2005.*

2. Subscription Agreement between Sofcon and the Company dated April 25, 2002 filed as Exhibit 10.3 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein.

3. Security Agreement dated April 25, 2002 filed as Exhibit 10.4 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein.

4. Warrant related to debentures dated April 25, 2002 filed as Exhibit 10.5 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein.

5. 6% Convertible Debenture dated April 25, 2002 filed as Exhibit 10.6 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein.

6. Registration Rights Agreement related to the Company's convertible debenture dated April 25, 2002 between Sofcon and the Company filed as
      Exhibit 10.7 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein.

7. Escrow agreement related to the Company's 6% convertible debenture dated April 25, 2002 filed as Exhibit 10.8 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein.

8. Investment Agreement dated April 25, 2002 between Sofcon and the Company filed as Exhibit 10.9 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein.

9. Registration Rights Agreement related to the Company's equity line of credit dated April 25, 2002 between Sofcon and the Company filed as
      Exhibit 10.10 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein.

10. Escrow agreement related to the Company's equity line of credit dated April 25, 2002 filed as Exhibit 10.11 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein Warrant related to the Company's equity line of credit filed as Exhibit 10.12 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein Amendment No.1 to the Company's Subscription Agreement filed as Exhibit 10.13 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein.

11.   Amendment No. 2 to the Company's Subscription Agreement filed as Exhibit
      10.14 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein.

12.   Amendment to Subscription Agreement dated October 25, 2004.*

*Filed herewith

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                                April 14, 2005
                                                                --------------
                                                                (Date)

                                                        /s/ Jan Telander
                                                        ----------------------
                                                            Jan Telander

                                           EIG CAPITAL, LTD.

                                               By: /s/ Janine Santos
                                                   ----------------------------
                                              Janine Santos, Authorized Person


                                           EIG CAPITAL INVESTMENTS LTD.

                                                By: /s/ Jan Telander
                                                   ---------------------------
                                                       Jan Telander, President


                                           SOFCON  LTD.

                                                By: /s/ Jan Telander
                                                   ---------------------------
                                                       Jan Telander, President